SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29755; File No. 812-13862]

Tortoise Power and Energy Infrastructure Fund, Inc. and Tortoise Capital Advisors, L.L.C.; Notice of Application

August 16, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit a registered closed-end

investment company to make periodic distributions of long-term capital gains with

respect to its common stock as frequently as monthly in any taxable year, and as

frequently as distributions are specified by or in accordance with the terms of any

outstanding preferred stock that such investment company may issue.

Applicants: Tortoise Power and Energy Infrastructure Fund, Inc. (the "Company") and

Tortoise Capital Advisors, L.L.C. (the "Investment Adviser").

Filing Dates: The application was filed on January 25, 2011, and amended on May 27,

2011, and August 15, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by

5:30 p.m. on September 9, 2011, and should be accompanied by proof of service on applicants,

in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, 20549-1090; Applicants, 11550 Ash Street, Suite 300, Leawood, KS 66211.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-

6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

      1.   The Company is a closed-end management investment company registered

under the Act and organized as a Maryland corporation.[1] The Company's investment

objective is to provide a high level of current income, with a secondary objective of

capital appreciation. The Company's common stock is listed on the New York Stock

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[1] The Company is the only closed-end investment company that currently intends to rely
on the order. Applicants request that the order also apply to each registered closed-end
investment company that in the future is advised by the Investment Adviser (including any
successor in interest) or by an entity controlling, controlled by, or under common control (within
the meaning of section 2(a)(9) of the Act) with the Investment Adviser (such investment
companies, together with the Company, the "Funds"). Any Fund that relies on the order in the
future will comply with the terms and conditions of the application and will satisfy each of the
representations in the application, except that such representations will be made in respect of
actions by the board of directors of such future Fund at a future time. A successor in interest is
limited to entities that result from a reorganization into another jurisdiction or a change in the
type of business organization.

Exchange. As of December 31, 2010, the Company had not issued any preferred stock. Applicants believe that the common stockholders of a Fund are generally conservative, distribution sensitive investors who wish to have a predictable and consistent distribution stream.

2.   The Investment Adviser, a Delaware limited liability company, is registered under the Investment Advisers Act of 1940 (the "Advisers Act"). The Investment Adviser acts as investment adviser to the Company. Any Investment Adviser to a Fund will be registered under the Advisers Act.

3.   Applicants state that on June 22, 2009, the board of directors (the "Board") of the Company, including all of the directors who are not "interested persons" of the Company as defined in section 2(a)(19) of the Act (the "Independent Directors"), reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on the Company's long-term total return (in relation to market price and net asset value ("NAV") per common share) and the relationship between the Company's distribution rate on its common stock under the policy and the Company's total return (in relation to NAV per share). Applicants state that the Independent Directors also considered what conflicts of interest the Investment Adviser and any affiliated persons of the Investment Adviser and the Company might have with respect to the adoption or implementation of such policy. Applicants further state that after considering such information, the Board, including the Independent Directors, approved a distribution policy with respect to the Company's common stock (the "Distribution Policy") and determined that such Policy is consistent with the Company's investment objective(s) and in the best interests of the Company's common stockholders.

4. Applicants state that the purpose of the Distribution Policy is to permit the Company to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of the Company during such year and, if so determined by its Board, all or a portion of the return of capital paid by portfolio companies to the Company during such year. Applicants note that under the Distribution Policy, the Company would distribute to its respective common stockholders a fixed monthly amount that may be adjusted from time to time. Applicants further state that the minimum annual distribution rate would be independent of the Company's performance during any particular period, but would be expected to correlate with the Company's performance over time. Applicants explain that except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Company's performance for the entire calendar year and to enable the Company to comply with the distribution requirements of subchapter M of the Internal Revenue Code of 1986 ("Code") for the calendar year, each distribution on the common stock would be at the amount then in effect.

5. Applicants state that the Board has adopted policies and procedures under rule 38a-1 under the Act that are reasonably designed to ensure that all notices required to be sent to Company stockholders pursuant to section 19(a) of the Act, rule 19a-1 under the Act, and condition 4 below (each a "19(a) Notice") comply with condition 2.a. below, and that all other written communications by the Company or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3.a. below. Applicants state that the Board also has adopted policies and procedures that

require the Company to keep records that demonstrate its compliance with all of the conditions of the requested order and that are necessary for the Company to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices. Any future Fund would adopt similar policies and procedures before relying on the requested relief.

Applicants' Legal Analysis:

1.   Section 19(b) of the Act generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 under the Act limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) of the Act provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that one of the concerns underlying section 19(b) and rule 19b-1 is that stockholders might be unable to differentiate between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that

rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., net investment income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants also state that the same information is included in the Company's annual reports to stockholders and similar information is included on its IRS Form 1099-DIV, which is sent to each common and any preferred stockholder receiving distributions during a particular year (including stockholders who have sold shares during the year).

4. Applicants further state that the Company will make the additional disclosures required by the conditions set forth below, and has adopted compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to stockholders. Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under the Distribution Policy and the conditions listed below, the Company's stockholders would be provided sufficient information to understand that their periodic distributions are not tied to the Company's net investment income (which for this purpose is the Company's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that compliance with the Company's compliance procedures and condition 3 set forth below will ensure that prospective stockholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to

subject the Company to section 19(b) and rule 19b-1 would afford stockholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Company, that do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of stock of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common stock of a closed-end fund often trades in the marketplace at a discount to the fund's NAV. Applicants believe that this discount may be reduced if the fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of capital gain.

7.   Applicants assert that the application of rule 19b-1 to a distribution policy actually could have an undesirable influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the implementation of a periodic distribution plan imposes pressure on management (a) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its

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remaining distributions in accordance with rule 19b-1, and (b) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants thus assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, rule 19b-1 may prevent the efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8. Applicants also assert that rule 19b-1 may cause fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[2] (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund's long-term capital gains within the limits in rule 19b-1, the Company may be required to make total distributions in excess of the annual amount called for by its Distribution Policy, or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

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[2] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has net realized long-term capital gains with respect to a given tax year, the fund must designate the required proportionate share of such capital gains to be included in common and preferred stock distributions. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred shares for the purpose of receiving payments

at the frequency bargained for, and do not expect the liquidation value of their shares to change.

12.   Applicants request an order under section 6(c) of the Act granting an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit the Company to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year with respect to its common stock and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that the Company may issue.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Compliance Review and Reporting. The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the order, and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Stockholders.

a. Each 19(a) Notice disseminated to the holders of the Fund's common stock, in addition to the information required by section 19(a) and rule 19a-1:

        i. will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large as and as prominent as the estimate of the sources of the current distribution; and

     ii. will include the following disclosure:

     (1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy";

     (2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[3] and

     (3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

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[3] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

b. On the inside of the front cover of each report to stockholders under rule 30e-1 under the Act, the Fund will:

i. describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

ii. include the disclosure required by condition 2.a.ii.(1) above;

iii. state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

iv. describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

c. Each report provided to stockholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. <u>Disclosure to Stockholders, Prospective Stockholders and Third Parties</u>.

a. The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2.a.ii. above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

b. The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2.a.ii. above, as an exhibit to its next filed Form N-CSR;

c. The Fund will post prominently a statement on its (or the Investment Adviser's) web site containing the information in each 19(a) Notice, including the disclosure required by condition 2.a.ii. above, and will maintain such information on such web site for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners. If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. <u>Additional Board Determinations for Funds Whose Common Stock Trades at a Premium</u>.

If:

a. Each Fund's common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

b. The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

i. At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(1) will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment

objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5.b.i.(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common stock; and

(C) the Fund's current distribution rate, as described in condition 5.b. above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5.b., or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

ii. The Board will record the information considered by it, including its consideration of the factors listed in condition 5.b.i.(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. <u>Public Offerings</u>. The Fund will not make a public offering of the Fund's common stock other than:

a. A rights offering below NAV to holders of the Fund's common stock;

b. An offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

c. An offering other than an offering described in conditions 6.a. and 6.b. above, provided that, with respect to such other offering:

i. the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date,[4] is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[5] and

ii. the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

7. <u>Amendments to Rule 19b-1</u>. The requested order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end

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[4]   If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[5]   If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary